SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: May 19, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 19, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 19, 2005

IVANHOE MINES ANNOUNCES C$126 MILLION
BOUGHT-DEAL FINANCING

SINGAPORE — Ivanhoe Mines announced today that the company has today entered into an agreement with a syndicate of Canadian underwriters, under which the underwriters have agreed to buy 15,750,000 common shares from Ivanhoe and sell them to the public at a price of C$8.00 per share, representing an aggregate offering amount of C$126,000,000.

The underwriters have been granted an option to purchase up to an additional 4,000,000 common shares from Ivanhoe at any time up to 24 hours prior to closing. Closing is expected on or about June 9, 2005. Completion of this transaction is subject to receipt of all necessary regulatory approvals.

Proceeds from this offering will be used to fund ongoing exploration and development on Ivanhoe’s Mongolian mineral properties, including the Oyu Tolgoi copper and gold project and the Nariin Sukhait coal project.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.